Teva Receives Complete Response Letter for NDA for SD-809 for the Treatment of Chorea
Associated with Huntington Disease

Jerusalem, May 31, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding the New Drug Application (NDA) for SD-809 (deutetrabenazine) tablets for the treatment of chorea associated Huntington disease (HD). This is the first deuterated product to be reviewed by the FDA. The FDA has asked Teva to examine blood levels of certain metabolites. These metabolites are not novel, and are the same seen in subjects who take tetrabenazine or deutetrabenazine. No new clinical trials have been requested.

“Teva will continue to work closely with the FDA to bring SD-809 to the market as quickly as possible,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We know that many people in the HD community are waiting for this new medicine.  We understand there are very limited treatment options for HD patients and their families, hence we are accelerating the re-analysis process we were asked to conduct. We plan to submit our response to the CRL in Q3 2016.”

HD is a rare and fatal neurodegenerative disorder caused by the death of nerve cells in the brain that affects about one in 7,000 – 10,000 people in western countries. Chorea—abnormal, involuntary writhing movements—is one of the most striking physical manifestations of this disease and it occurs in approximately 90% of patients at some point in the course of their illness.

In addition to HD, Teva’s programs for the development of SD-809 for the treatment of patients with tardive dyskinesia (TD) and Tourette syndrome (TS) are ongoing. Teva is currently conducting a Phase III efficacy and safety study in patients with moderate to severe TD known as AIM-TD (Addressing Involuntary Movements in Tardive Dyskinesia) and expects additional data from this study later in 2016, with regulatory submission to follow as planned. SD-809 has also been granted orphan drug designation for the treatment of TS in the pediatric population (defined as up to 16 years of age) and is planning further evaluation of SD-809 as a treatment for tics associated with TS.

About SD-809 (deutetrabenazine) Tablets

SD-809 (deutetrabenazine) is an investigational, oral, small-molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is being developed for the treatment of chorea associated with Huntington disease (HD). Deutetrabenazine has been granted Orphan Drug Designation for the treatment of HD by the U.S. Food and Drug Administration (FDA). Teva is also investigating the potential of deutetrabenazine for treating tardive dyskinesia, for which the FDA has granted a breakthrough therapy designation, and for tics associated with Tourette syndrome, for which the FDA has granted orphan status for pediatric use. Deutetrabenazine uses Teva’s deuterium technology.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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